# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zurn Elkay Water Solutions Corp, CIK 0001439288
CUSIP: 98983L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 511 West Freshwater Way, Milwaukee, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 180,640; sole dispositive power 16,619,509; shared dispositive power 358,905; aggregate amount beneficially owned 16,978,414 (10.09% of the class)

## Item 1. Issuer
Name of issuer: Zurn Elkay Water Solutions Corp
Address of issuer's principal executive offices: 511 West Freshwater Way, Milwaukee, WI, 53204

## Item 2. Person Filing
Name of person filing: The Vanguard Group
Address of principal business office or, if none, residence: 100 Vanguard Blvd., Malvern, PA 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 16978414
Percent of class: 10.09
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 180640
Sole power to dispose or to direct the disposition: 16619509
Shared power to dispose or to direct the disposition: 358905

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group: Ashley Grim, Head of Global Fund Administration (07/07/2025)